Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 000-50564

EVOTEC-Renovis Analyst/Investor Conference Call

September 19, 2007

08:00 a.m. ET

JÖRN ALDAG, CEO, EVOTEC: Good morning dear participants in this call. Today we announced the merger of Evotec with Renovis and here with me are Corey Goodman, CEO and president of Renovis; and John Kemp, responsible for research and development in Evotec. This is a very special day for all of us I guess. For us at Evotec it was in March of 2005 that we embarked on a path which was designed to transition Evotec into a focused and pure play drug discovery and development company. By combining with Renovis we have now reached the point where this phase in our development is behind us. We’re very pleased to welcome the Renovis team as part of a strong emerging pharmaceutical company dedicated to finding novel treatments in particular in CNS disorders but not limited to those. We believe that this is the combination of two strong companies, both with strong research and development expertise, both with strong partnerships in the pharmaceutical industry, both with a strong financial position.

Before we enter into the discussion on this transaction I wish to introduce Corey. Corey Goodman is the CEO and president of Renovis and a distinguished scientist and entrepreneur. He was a co-founder of Exelixis and Renovis. He is a member of the National Academy of Sciences and almost more importantly has been a great person in making this transaction happen. I’m grateful to Corey and I’m very pleased that you will continue to support this combined company actively in the future.

COREY GOODMAN, CEO, RENOVIS: Jörn, thanks very much and for those of you in the United States, good morning, in Europe good afternoon. It’s really a pleasure for me today to co-host this webcast with my good friend and colleague Jörn Aldag, the CEO of Evotec and with John Kemp and our other colleagues. The merger of these two companies represents for us a really important opportunity for both Renovis, its shareholders, its employees and I think for society as well for what we can build together. The proposed transaction combines two very high quality science companies both here and south San Francisco at Renovis and Evotec. They have complementary development programmes and yet they’re focused together on CNS and I think that really brings two focused companies together. The resulting company will have a broad and innovative clinical pipeline, advanced pre-clinical pipeline, research portfolio and discovery capability. In addition we expect the merger to create a stronger, more diverse company with substantial financial resources to support the continued discovery of these programmes in a robust series of pre-clinical programmes that are going to enter clinical development in the next few years. To us it really seems like an ideal transaction. We believe the transaction is going to maximize the value of both our pre-clinical programmes, our research portfolio, do the same for Evotec’s portfolio and do it all in a very innovative and very science focused way.

Interestingly, I think many people on the call know, those of you who are familiar with Renovis know that we have had a late stage drug called NXY-059 with AstraZeneca positive in its first trial, it was negative in its second but interestingly if I turn back the clock, had our experience with SAINT II been positive we had already identified Evotec as a perfect partner for us to merge with, we had our eye on them because we believe that Evotec represented a collection of both clinical and pre-clinical drugs, drug candidates in the CNS space and really some we thought really extraordinary capabilities that we thought would be a perfect combination with Renovis, so we’ve had our eye on Evotec for several years, we’ve had the ability to get to know them, Jörn and I have become friends, other members of the team to get to know each other. We had identified them and they’re very well known as a high quality organisation and thus we’re delighted now to make the merger of these two companies a reality.

With that I’ll turn it back to Jörn to give us some of the highlights.

JÖRN ALDAG: Thanks Corey. We would like to go through the slides which you can see on the webcast and Corey and I will lead you through the presentation. Afterwards there’s a Q&A session planned in which Corey, John and I will respond to questions. First of all I’ll remind you that any forward-looking statements are possible and thus cannot be predicted with certainty.

So why combine the two companies? Renovis is a CNS focused company with a focus on inflammation and pain, Evotec neurodegeneration, sleep and addition. We believe this gets us a broader pipeline. We’re both focused on discovery and taking programmes through discovery into the clinic. We have proprietary and interesting programmes in this small molecule space. Evotec is based in Europe in Oxford and Hamburg, Renovis in south San Francisco and both companies have a very strong setup, in terms of partnerships, Evotec with its ongoing partnering business and some prominent partnerships with Roche and Boehringer, Renovis with Pfizer which is a very strong validation for their year one programme. Importantly both companies are well funded and funded well enough actually to take their own programmes forward and this is clearly one of the attractions. If you look at the pipeline now, first of all, you see that Evotec has three programmes in the clinic in Phase II actually with proof of concept data an insomnia drug which has shown very good data, an NR2B subtype and selective antagonist and MAO-B inhibitor and we also have a discovery pipeline using our discovery capabilities that we have built over time.

Now if you look at what Renovis brings, it is exactly at a spot where Evotec did not have many programmes which is in pre-clinical with the potential to drive those programmes into the clinic and to value inflection points in the near future meaning in 2008. We think that this combination both in terms of therapeutic areas, in terms of stages of development are perfect. We think that for a biotech company of our size it is absolutely critical to have many shots on goal and also it is important for us to bet on products that are scientifically differentiated and we think that this pipeline here in total now looks like a very nicely balanced pipeline.

So the transaction details, we have agreed on a share for share transaction, you’ll see on this slide the number of shares in millions that are being exchanged. That gives an implied equity value of Renovis of $151.8 million. Evotec will have to apply to list on NASDAQ and not only has to but wants to because the NASDAQ is clearly the biotech market in the world, we’ll be listing level 2 ADRs. Post merger we will have 108 million shares outstanding, cash and cash equivalent of $175 million not including yet the proceeds of a disposal of a non-core asset that Evotec made recently and which was sold for $64 million. The head count currently is 630 of which 220 will go when the transaction of this disposal becomes effective. So the company that you will see early on next year will have some 400 employees.

Two Renovis board members will come on the Evotec board which has six seats and also Corey and the current chairman of Renovis John Walker, and we’re very pleased that they will actually join. There are closing conditions, very few but it is important for us to close to get a shareholder vote for Renovis, the shareholders and the transaction is expected to close then in I would say most likely in Q1. One precondition to it is the NASDAQ listing of Evotec shares that we are in the process of preparing.

Now where does the company Evotec come from and what will it look like in the future? You’ll see the four circles here the company in 2005 before we embarked on the strategy of becoming a pure play CNS company. There was the Evotec discovery and development engine, there were screening technologies in a separate subsidiary. There was a CPB business which we call it, a chemical development and formulation services business and also libraries. If you see what we’ve done in the course of 2007 is that we’ve sold the Evotec technologies business against €23 million of cash, that was the first transaction. The second one was that we put the library business into a joint venture with an Indian company of which we now own 49% and to whom we are subcontracting a part of our medicinal chemistry work to have a balanced cost position in developing our own compounds. The next step, the disposal of the CPD division will bring another €46 million or $64 million and this leaves Evotec in a position where we are well funded and concentrated on discovery and development. At this point in time you see the Renovis transaction coming and that really reinforces Evotec’s capabilities with very strong capabilities and a very strong pipeline in an area that we have a pipeline gap and in total it gives us a company that is focused on CNS pain inflammation and has a very, very strong cash position with $175 million plus the 64 from the disposal of the chemistry business.

So what are the highlights post merger? We have a differentiated lead insomnia compound called Evotec 201. There is a near term proof of concept data point which is an important milestone where we are showing the effectiveness of this drug in elderly patients and that data point will come up in October 2007 and we’re currently in the process of trying to partner this product in a systematic process. We’ve built pipeline momentum, diversity of indications, clinical opportunities and research. We have a fully integrated discovery through development engine that we can use to drive small molecule programmes forward and a strong scientific and management team in our company today. Multiple partners I would highlight and you will hear more about this later, Pfizer, Boehringer Ingelheim and Roche which are large, long term relationships with milestones and potential royalties upon success and self-funded new pre-IND programmes. The cash position liquidity I mentioned, the management team also.

Now if we look at Evotec 201 and as we progress through our pipeline I would like to ask Corey to talk a bit about the Renovis compounds that will come to the pipeline. Before that let me quickly give you an overview on the few clinical programmes that Evotec has. The first one is an insomnia drug, partial positive allosteric modulator and the key things with this drug is actually something that doesn’t seem to be existing in current drugs marketed which is the capability of showing sleep onset enhancements, sleep maintenance and feeling refreshed the next morning all in one drug. It also has the potential for one dose for our patients because there doesn’t seem to be a change in pharmacokinetics between the young and the elderly and therefore we think that we have a very interesting compound on what we would call the gold standard of sleep drugs, gold standard mechanism. I mentioned October is the next proof of concept data point for the elderly and then we would say the compound is partner ready. Just a quick overview, both doses of Evotec 201 significantly reduced wake after sleep onset in the second half of the night which is the important message, with one drug you get very good sleep maintenance. You’ll see this on the next slide also where you have the hourly data on total wake time hour by hour and here again you have a significant reduction of total wake time each hour except for ‘07 where it was very close to being statistically significant. Now would this profile create hangovers? It doesn’t seem to from what we know today and the subjective efficacy is very good, patient reported sleep quality as you can see here on the next bar compared to placebo almost doubled and gives about 80% of the patients the feeling of having had a good night’s sleep. It’s important because doctors tell us that sleep drugs are typically prescribed upon requests from customers who take those that they like to take because they feel well on the next day. In summary robust efficacy on sleep onset maintenance and no hangover, improved sleep quality subjectively rated, it’s novel because partial mechanism on GABA which is the gold standard, it’s highly validated and has lower side effect risks than other novel mechanisms. There is one drug to address market needs, optimal PK, adequate half-life of 3 1/2 hours, no need for sustained release and differentiation through its partial mechanism as a GABA based treatment. So in animals we’ve seen a very good side effect profile with no dependence tolerance, interactions and disturbance of sleep architecture.

Now here is the pipeline chart again in dark blue, I’ve highlighted those that we would like to quickly run through and give you an overview for you to see what the assets in the combined company are worth. I’ll take the liberty to continue on here because those are the more advanced compounds on clinical trials. The first one here is Evotec 101, selective NMDA receptor antagonist. The idea here is that by being selective on the NR2B sub-type you can direct the drug to the area in the brain where it should be active and not to others where it could potentially create side effects. The drug on the market on NMDA but not sub-type selective is memantine and you probably all know the success of memantine within a very short period of time after their market introduction. We think this drug has potential in neurodegenerative diseases, also in perioperative pain and neuropathic pain, we’ve successfully completed Phase I studies with it and we are now undergoing Phase IB and IIA studies.

Evotec 302 a MAO-B inhibitor with an interesting profile, the potential for once weekly dosing and a competitive safety and tolerability profile in particular with regard to what is called the food effect which is that people that have taken unselecting MAO-A and B acting drugs cannot because of cardiovascular issues eat cheese and drink wine so we think that the profile here is actually quite good by being highly selective on MAO-B. This from our perspective is a validated mechanism of action in addition to neurodegeneration. We’ve seen Phase II data in smoking cessation that looks promising from existing drugs selegiline and lazabemide which never came to market but also has shown good data. In Alzheimer’s disease there have been with lazabemide Phase III trials also shown a change in the progression of Alzheimer’s disease. We are developing this drug for smoking cessation. Potentially we will make the decision later on to co-develop it in Alzheimer’s, we haven’t decided this yet. It clearly is a question of how well we perform in the rest of our programmes and what our financial position allows us to do because Alzheimer’s are very expensive trials. So this is a big market opportunity we think in smoking cessation, even larger obviously in Alzheimer’s disease.

Corey, may I pass over to you here?

COREY GOODMAN: Good, thanks very much Jörn. Let me just spend a couple of minutes bringing everyone up to date on the Renovis programmes that are going to come into this merged company and where we see our part of the pipeline really fitting we think very nicely with Evotec’s. Jörn has just told you about their clinical compounds, clinical candidates. We have three compounds that are in different phases of pre-clinical development and let me tell you about those. Our focus has been with pain and inflammation although we have other compounds and other programmes that speak to other areas of CNS and in particular let me talk about pain for a moment. Society and the regulators clearly see a major need for a whole new generation of pain drugs. Clearly people want to get away from the addictive properties and some of the side effects of current analgesics. We think two very ideal targets and we’ve thought this for a long time are VR1 and P2X3 and let me tell you about each of them and also tell you about P2X7 for inflammation.

I’ll start with VR1. It’s a member of a family of ion channels called trip receptors, they’re receptors but they’re ion channels as well. VR1 is a particularly attractive ion channel for the study of pain. I won’t review but there’s a large body of evidence from many different companies and from many different academic leaders that say that when you either block this drug, chemical validation or you knock it out you knock out the gene in terms of biological validation, you can reduce the pain state without any significant side effects. Now the opportunities are many, the opportunities are for inflammatory point, osteoarthritic pain, neuropathic pain both chronic and acute pain states. There are also opportunities the data tells us of potential for different sorts of urinary conditions as well as asthma. It is a competitive area, we think we have a best in class opportunity and therefore a couple of years ago in 2005 we partnered this programme with Pfizer. This partnership continues to thrive. We have two clinical candidates, one of them we announced, they’re in Pfizer’s jargon they’re called cans. One of those was announced in June of 2006, the second one announced recently in June of 2007. We in Pfizer have said that we plan to be in Phase I with one or both of these compounds in the first half of 2008. The goal is to have multiple clinical candidates so that there can be compounds going forward with different kinds of properties, different sorts of PK properties that might be focused on different sorts of conditions. Just this last April we and Pfizer announced that we had extended the collaboration, the research portion of the collaboration for another year, even increased the number of FTEs from the original contract so the research collaboration goes on through next summer, summer of 2008.

Those are the comments I want to make about VR1, clearly something we’re very excited about and we look forward to Pfizer bringing that into the clinic. The deal terms that we’ve announced before, we’re going to get double digit royalties, very good milestones, certainly we’ve had full research support and we look forward to working with Pfizer on this.

Let me turn to our two other programmes. While we also work on other trip receptors in those earlier discovery programmes, we’ve also been working on a class of ion channels called purinergic receptors because they bind to ATP. Now there’s seven of these purinergic or P2X receptors of the ionotropic variety. P2X7 is particularly interesting because of its pattern of expression on macrophages, microglia and related cells. Here we and others think the opportunity from many different published papers, again from academics and from industry, these opportunities are particularly in inflammatory diseases, both inflammatory pain states as well as rheumatoid arthritis, irritable bowel disease, and COPD, etc. Here too there are a number of companies working on it. We think from what we know about the compounds we have, with what we know about their properties, their PK properties we think we have a potential best in class opportunity. We announced a few months ago that we advanced our first clinical candidate, we’re now in IND enabling studies, we have multiple chemical series, multiple backups and left on our own we plan to be in Phase I during 2008, probably right in the middle of 2008 and to bring other compounds along as well.

Finally let me tell you about the third programme which is P2X3. It’s really shorthand for P2X2/3 because these are heterodimers between two related sub-units but let me just simply call it P2X3. What makes P2X3 as a purinergic receptor different from P2X7 is that it’s expressed almost primarily on sensory neurones and in fact a wide body of evidence, many different published reports shows that this looks to be another ideal target for pain, very complimentary to VR1, in some cases expressed on the exact same sensory neurones, in other cases in other pain modality sensory neurones. There’s a potential here for a very broad analgesic in many different pain areas. There’s also potential in terms of overactive bladder and some other related indications. Now the status of this is that we think here we not only have a best in class opportunity, we think we have a first in class opportunity. This has been a target that many leading pharma companies have been interested in but it’s been very difficult so we hear for companies to get drug-like molecules. It’s been a very difficult target. We have lead theories, back-up theories. We think we have compounds with very superior properties with backups and different chemical spaces. The potential here for clinical candidates certainly comes within twelve months, we hope sooner than that and to start Phase I certainly by the early part of 2009.

So we’re very excited about all three of these programmes and about earlier discovery programmes we have both with FAAH and with other trip receptors. With that I’ll turn it back to Jörn.

JÖRN ALDAG: Thank you Corey. The next slide shows the kinds of relationships that we have currently, Corey has spoken to Pfizer. You’ll see that we have from our collaborative business that was the core of Evotec and continues to be an important part using our drug discovery engine for our customers. We have ongoing relationships on a day-to-day basis almost with customers and a professional organization in handling customer contracts and collaborations which we think is important for a company of our size. The most prominent partnerships here…Corey talked to one partnership which is extensive with potential milestones of over $70 million and double digit royalties. We have a large collaboration with Boehringer Ingelheim where we have 76 people working in this five year collaboration, 36 come from Evotec and 40 from Boehringer Ingelheim. They work together, we can capture milestones and potential royalties upon success of these programmes; and the Roche collaboration, this is a CNS target that is undisclosed, that was originated from Evotec’s discovery work and has the potential to collect over $138 million of milestones, plus mid-single digit royalties. It’s this type of partnership that we’re seeing to develop as we go forward from our pipeline, always making some sort of rational decision about whether it is worth more to us to continue to hold onto certain projects on an MPV basis or to take them into a partnership to reduce the risk and get revenues to help fund those programmes. So we believe that this going forward is an important element in building the company as much as taking our own programmes forward.

The pro forma key figures for the combined company, most important is the R&D budget which is currently under review. If you look at the analysts’ reports you can see the order of magnitude of R&D on both sides. We are engaging now into a project prioritisation phase into a post-merger integration phase in which we will determine the combined budget based on prioritisation of projects. Currently the acquired projects look very interesting as do ours. The cash position is there to fund them so we don’t expect to cut enormously or reduce the efforts that we have. We would rather like to see our programmes be pushed forward to the next milestones that are value creating. Cash position we have mentioned before the number of shares outstanding also. The market capitalisation as of September 18th is around €350 million which we think is important.

The post merger supervisory board would consist of a chairman Professor Heinz Riesenhuber who is the former German Minister of Science and Education, Peer Schatz as Vice Chairman and currently is the Acting CEO of Qiagen, Hubert Birner, general partner of TVM, and Peter Fellner, Executive Chairman of Vernalis in the UK, the person who built Celltech. Corey, I said that I’m very pleased that he will join our board and help us with his experience both academic and entrepreneurial, and John Walker the former chairman will join our board as well.

On this slide you see the senior management team which we believe is a very strong one. I would highlight here Dr Michael Kelly who will be running the Renovis side as president of Evotec US Inc and he will be a partner of three other distinguished scientists and individuals who have been running and will continue to run our scientific development. It is Dr Greiner who is responsible for innovation and building up our translation in medicine activities. It is Dr John Kemp who is here on the call today who is responsible for research and Dr Tim Tasker who is responsible for development. In the boxes on this slide you can see where these people come from, all of them highly distinguished with regard to their pharmaceutical and academic careers in the past. David Brister is a seasoned venture capitalist and private equity person, Klaus Maleck with experience in Novartis, McKinsey and Biogenerics, a generic company in Germany and Dr Mario Polywka who will be running our operations and will be a key person in making sure that this company is being run with regard to their research projects in a very efficient and professional manner.

It’s important, we will have news flow soon but also as we progress forward there are quite a lot of data points that will come up and have the opportunity to drive the stock price hopefully in the right direction if successful. Evotec 201 Phase II elderly insomnia data coming in October, the initiation of a Phase IIA neuropathic pain study and for Evotec 101, Evotec 101 proof of concept data and an IB cognition study and also data from Evotec 302 Phase I safety and PET studies that we are currently undergoing. This is all going to happen in the second half of 2007. For 2008 we expect the merger to close. We’re seeing a partnership that we’re currently working on for Evotec 201 based on strong data in young and elderly. Evotec 302 will be initiating a Phase II smoking cessation study to see if it is effective in craving. VR1 will initiate Phase I P2X2 initiate Phase I, Evotec 103 initiate Phase I and Evotec 101 will show us Phase IB and IIA data generated in the trials that are commenced in the second half of 2007. So a very strong set of milestones and potential data inflexion points.

We’re coming to the last slide, almost last slide, it shows the progression of our pipeline. We call it internally the 1-2-3-4 innovate plan which obviously is subject to contingencies and obviously is subject to what happens in the pharmaceutical industry which is attrition, but we are very focused and determined to actually get a component Phase III and that should be the GABA compound, two compounds in Phase II, three compounds in Phase I and a number of pre-clinical compounds. This is important to us and it describes again the value of Renovis in the context of the development of this combined entity that we have many shots on goal, that we have a risk profile that doesn’t kill the company if one of these compounds does not progress and we think that this setup actually is for those reasons very strong.

In summary, we believe that the combination of Evotec and Renovis is a very compelling CNS investment. It is a global CNS pure play with an anticipated NASDAQ liquidity also Frankfurt Stock Exchange liquidity. There is a broad and deep pipeline that we’ve talked about which is quite significant albeit early stage clinical momentum, proprietary and partner programmes. There’s upside from additional biotech and pharma partnerships and an ongoing operational business that is happening within this company, integrated discovery through development capabilities that we believe are differentiated in the core competencies. I think what’s important is that the management team in Renovis and also in Evotec have shown that they can take a company and significantly progress it. There are lots of examples, the most obvious ones are transactions because they are very digital but also in terms of progressing pipelines, both companies have been strong in actually delivering.

The differentiated science will drive our success. We believe that being in San Francisco in one of the capitals of biotech in the world we have the best location to actually continue to develop our innovative approaches that we have started with academic institutes including the NIH, the University of Zurich and some others and we believe that for a differentiated biotech company it is essential to have a differentiated science approach which we will continue to build out where we have sites but put a very strong focus on in California. The strong financial position 175 million rounds up the picture. This is important because we can undistracted take our programmes forward to major value inflection points and have success with it.

At this point in time I would like to thank Corey and his team who went through a long process of almost nine months of negotiations, getting to know each other, due diligence, contract discussions and audits. I’d also like to thank my team who have done a tremendous job in actually putting together quite a number of transforming transactions at the same time and I think you can see here that there is a situation where two companies come together in a position of strength with the will and the determination to create something special in the CNS base for the future. Thank you, we’re open for questions.

OPERATOR: Thank you. Ladies and gentlemen we are now starting the question and answer session. The question and answer session will be conducted electronically. If you would like to ask a question, please press the * or asterisk key followed by the digit 1 on your touchtone telephone. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment. The operator will announce your name when it’s your turn to ask a question. If you wish to cancel your question, please press *2. We will pause for just a moment to allow everyone to signal.

Ladies and gentlemen, again that’s *1 if you would like to ask a question.

We will now take our first question today from Andrew Sinclair from Credit Suisse. Please go ahead.

ANDREW SINCLAIR, CREDIT SUISSE: Congratulations on a good deal, just two quick questions. One is a sort of big picture one. I know it’s early days but which of the projects are you most excited about? That’s probably a question for both sides of the deal and it would be interesting to see what comes out. The second one is given that you’ve got now enhanced financial resources and obviously other viewpoints scientifically, does this change your view on partnership strategy particularly for 201? Thanks.

JÖRN ALDAG: I think it is an early stage to say which are the ones that we’re most excited about. I think both groups of scientists are very proud about what they have accomplished in each programme. The ones that we have highlighted I think are the ones that we would clearly want to progress as fast as we can to further value inflection points and we will do whatever is possible to actually achieve that, so I think we have excitement about these that we have discussed, all of them and we will move them forward. Maybe Corey and John you want to say something here?

COREY GOODMAN: I’ll just simply add that…it’s a really big question and I think where we have to do some really careful thinking is to in a combined way to get all of our scientific minds together to look at a lot of the earlier programmes, the discovery programmes and really pick the very best ones. As Jörn says I’m equally excited about the clinical and pre-clinical programmes and I think the opportunity we have now is to combine both the clinical strength and the clinical team that Evotec has with the pre-clinical teams and the sets of scientists both companies have, I think it really gives the internal group now what’s going to be a very large capability. We’re going to stay focused and we’re going to try to stay focused on those things that we think we can develop and take the furthest.

JOHN KEMP, EVOTEC: I agree with that and I think the nice situation is that we have sufficient funds to take through all of these very exciting programmes that are in late stage pre-clinical and early clinical stages through to important milestones in proof of concept in man and that’s a great position to be in. So we don’t need at the moment…we can certainly we will have to look at the earlier stage programmes but we have the financial support there to be able to take these through to the critical points moving forward and we’re very excited about both sets of programmes.

JÖRN ALDAG: With regard to your second question Andrew we believe that an insomnia drug being for general practitioner market and requiring very extensive Phase III trials, it is not obvious for us to develop it ourselves. Currently there is no plan to do so, we are in a process of partnering it. I think the thing that might change that is actually positive for us is that with a cash position that we have as a combined unit we can be more open to terms that could potentially be more back loaded and richer in total with regard to milestones and royalties rather than up front downpayment and that gives us I think a bit more negotiation power in our discussions with potential partners.

ANDREW SINCLAIR: Thank you very much.

OPERATOR: Thank you. We will now move to our next question today from Mark Monane from Needham. Please go ahead.

MARK MONANE, NEEDHAM: Good morning and thank you for taking my question, thanks for reviewing the news for today, very exciting.

COREY GOODMAN: Good, thanks Mark.

MARK MONANE: A couple of questions, one is in terms of 2007 what upcoming milestones do you think will highlight either company or the combined companies going forward that you would want people to concentrate on? Number two, in terms of getting together the two companies, is there a business plan that you’re emulating? I know Evotec has sold off some recent business units that made it more of a biopharmaceutical company. Are you trying to emulate another company’s strategy? Is there a model that you’re seeking?

COREY GOODMAN: Mark, maybe I’ll take a first stab at that, thanks very much for joining us. In terms of milestones as you well know Renovis is on its own, on its go-alone plan Renovis’ milestones really the most meaningful ones start to come in 2008 when some of our programmes start to enter the clinic and I think with combining these two companies together is that you get a rich set of milestones that go through this next half of these last few months of 2007 as some of this Evotec compound, you already took us through the details with 201 and 101 as they’re going into various phases of clinical development and also reporting out some of that clinical data, Jörn can highlight that in a moment, then that dovetails into 2008 where I think you have a combined company, as Jörn said more shots on goals, it’s a richer news flow in terms of milestones. In terms of the business plan I’m not sure the one is trying to emulate anything other than to build a great company and to really put two quality organizations together to have a richer, deeper portfolio and yet to still keep a focus and hopefully you’ll agree that these two companies together I think are really going to meet that goal.

JÖRN ALDAG: I don’t have too much to add to that. I think we’re not emulating anybody, we’re creating a powerful company which is a global biotech in the CNS space and we try to be the leading company in this sector. The concrete milestones I think that are important is the Phase II data in elderly in a US study of over 120 patients which will be in October and there will be data on Phase I of Evotec 101 302 which could also be triggering events for starting Phase II studies early next year, so those are the concrete milestones that we’re looking at.

MARK MONANE: Thanks very much for the added information.

OPERATOR: Thank you. We now have a question from Christian Peter from Sal Oppenheim. Please go ahead.

CHRISTIAN PETER, SAL OPPENHEIM: Hi again and congratulations again on the deal. A quick question on the general aim, how far do you want to drive this newly acquired projects over? Do you also aim at bringing them after proof of concept or even further potentially? That’s the first question. The second question is on the 170 million milestone payment for VR1. Could you give us a bit more flavour on whether this was more kind of a front loaded or back loaded deal. Could you perhaps give us an indication on the proportion of these milestone payments, when they will be paid, whether that refers to reaching development milestones approval or sales just to have some flavour on that.

JÖRN ALDAG: Quickly how far will we go with these newly acquired products? I mentioned before that Phase I of our development was actually accomplished and finished off by doing these transforming events. I would call Phase II being able to deliver reliably compounds to proof of concept in man and I wouldn’t rule out that there is a Phase III. Corey, do you want to answer the other question?

COREY GOODMAN: Yes, and thanks very much for asking it. So with year one when we partnered it with Pfizer we thought at that stage of our development as a company that it was really an ideal partnership. In a sense what we were very interested in was trying to be able to build a significant company and so we really focused on the royalties and the milestones. At the time we did the partnership we got $10 million up front, of course it was a pre-clinical programme, they’ve paid for all the research funding and they will still cover through next summer the funding of the 12 FTEs and various outsourcing that we do. Most important you asked about the $170 million in milestones. We haven’t said, we haven’t gone into specific detail publicly but clearly these milestones are loaded mostly in clinical and the regulatory approval stages, they increase with time, they increase with different indications, it’s pretty standard. I would have to say it’s a pretty vanilla sort of deal and these are very real milestones. This is money that one really has a chance to be able to earn but most important to us is that we and Pfizer have always thought that there’s really a great opportunity here for a new class of analgesic and we certainly have enjoyed working with Pfizer and so we think the double digit royalties are where the real potential is going to come and that’s on worldwide sales and it’s something that we look forward to seeing one or more of these compounds goes to the clinic and hopefully into the marketplace some day. Thanks very much.

OPERATOR: Thank you. Markus Metzger from Bank Vontobel has our next question. Please go ahead.

MARKUS METZGER, BANK VONTOBEL: Hi everybody and congrats on the deal. When I look at the valuation of Renovis as of yesterday, the 100 million, this is very close to the cash value actually so the stock market actually does not attach very much value to the pre-clinical projects. Maybe you can touch on that issue and also maybe on the VR1 antagonist you said that you were thinking that you’re best in class for that compound. Maybe you can give us some more insight on the competitive situation on that compound? Thanks.

JÖRN ALDAG: Let me start off with the first question. We have seen quite a period of people on the stock market tending to value only clinical programmes. Very simply clinical programmes have to come from somewhere and they come from pre-clinical development and increasingly you can see pharma deals that are targeted towards in-licensing and collaborating with earlier stage compounds, so the fact that a company with highly interesting science and programmes but pre-clinical doesn’t get much recognition is clearly something which is a consequence of the way that people look at this and not a consequence of real value. If you just consider the reproduction value of these highly interesting compounds that Corey and his team have created over time, that is probably very equivalent and fair with regard to the kind of price that we have put in this transaction to the value of those compounds in terms of NPV calculations and so on. So I think stock markets don’t appreciate as much the high value of these earlier stage programmes for good reasons. In the context of a broader pipeline as you can see the combined company’s pipeline I think now this may be very different in that you will appreciate that in addition to very good clinical assets you now have a flow of pre-clinical assets and not a biotech company being dependent on trying to desperately find in-licensing compounds in the market competing against other companies and therefore we are very excited about the opportunities, we think that this is high value, that we have seen and have looked in our due diligence process and believe that in the context of this combined more critical mass company with its pipeline and significant market cap, the recognition will follow. Corey?

COREY GOODMAN: Let me comment on your question about VR1 and a very good question because the good news is this is an area that a lot of people are very interested in. I think there’s a very general belief in the pharma and biotech world that VR1 holds the potential for a new generation of analgesics. At the same time there’s competition and there are a number of companies that are working in this area, perhaps two of the best known companies that have talked about that they’re in Phase II already are Merck and their collaboration with Neurogen and GSK but I don’t mean to just say this too exclusively, there are some other companies working…because it’s a competitive area people are pretty careful in what they say. We try to figure out which compounds each other is working on by what people say, by going to meetings, by looking at published patents etc. You’ll notice that Renovis and Pfizer have never said which of our compounds, we’ve never identified which one is the current clinical candidate and we don’t plan to identify which one enters Phase I simply because of competitive intelligence. Now we do note that Merck and Neurogen for example, they seem to have some very good compounds and we make each others’ compounds, we look at each others’ properties etc and they announced in a Neurogen webcast just this last June that they were starting to get some good data on Phase II and they were expanding their Phase II trials. What makes Renovis and Pfizer think that we have a best in class opportunity is simply knowing the properties of our compounds, knowing the time and the care we’ve spent in designing them. We think we have a best in class opportunity, but you know the truth is, I used the word potential because in the end it’s all going to be determined by the human patients and as much as the animal studies tell us or as much as Phase I studies might be telling us or Merck of GSK, ultimately it’s going to be the large Phase III studies and then what goes on in the marketplace that will determine just which of these makes the best drug. But we’re optimistic about what we and Pfizer have been working on.

MARKUS METZGER: Ok, thanks for sharing these insights.

OPERATOR: Thank you. We’ll move to our next question now from Ding Ding from Maxim Group. Please go ahead.

DING DING, MAXIM GROUP: Thank you and I wanted to add my congratulations to the merger as well.

COREY GOODMAN: Thanks very much Ding Ding.

DING DING: If I look at the combined company and look at the pipeline, it looks to me that the pipeline is quite complementary to each other between the two companies and maybe if you could share with us in terms of the heritage of CNS research capability specifically from Evotec’s perspective how that heritage would complement with the capability of Renovis’ research capability as the two companies come together. Maybe you could share some additional color on that with us.

JÖRN ALDAG: John, Corey?

COREY GOODMAN: Sure, Ding Ding let me take the first stab and then let Jörn and John make some comment. If you look at the pipeline slide from the presentation and what we’ve always been struck by is that the two companies really fit like a glove together, it’s very complementary both in terms of the stage of filling each other’s gaps and in terms of just the complimentarity of the programmes. You can imagine in many different merger scenarios where you might find redundancies and programmes you would want to jettison or get rid of. In this case you’d keep this focus of CNS in pain and with a bit of inflammation and yet at the same time we weren’t working on the same things and yet we were working on targets and programmes that were on each other’s list as things we were very interested in. So I think they’re very complementary and maybe I’ll turn it over to my colleagues at Evotec to tell you something about where their own heritage of their programmes comes from.

JOHN KEMP: Yes, it’s John Kemp here. The third clinical programmes we have actually come from in-licensing opportunities from Roche and I was previously the head of CNS research at Roche for several years. A number of the people who are working at Evotec have quite some history of research within pharmaceutical companies and the biotech industry. Over the last three or four years we’ve been building this up strongly. Obviously the clinical programmes we all in-licence, we’ve been building up our pre-clinical activities in all directions and including building up efficacy models in pre-clinical animal testing and growing that. Actually it fits very well and in a complementary way with what Renovis has. Renovis has very good pre-clinical models as well but particularly in the pain and inflammation area which compliments what we’re doing in the more CNS, neurological and psychiatry areas. They also have a very strong medicinal chemistry expertise and that’s something that obviously Evotec has got good expertise in that area as well but again I think that they go together very well there. One of the things that we have done over the last few years is to build up our internal clinical development capabilities and I think that we’ve achieved that very well, we have experienced people in the clinical development group within Evotec headed by Tim Tasker who has more than 20 years experience in clinical development within ultimately GSK but SmithKline Beechams before that and Beechams before that. Within that group in general there’s a lot of experience as well and that fits very well of course with the stage of development of the Renovis pipeline now as it’s transitioning into development and we’ll probably build up further clinical development expertise in California that compliments what we have in Europe as we move forward. So I think they do fit very nicely together overall and it makes us a very strong company within the area of CNS and pain inflammation overall.

JÖRN ALDAG: I would like to add one aspect which is a bit different from CNS and that is that the heritage of Evotec is a collaboration business whereby we have spent ten years and will continue to do so to work on industrial processes with critical mass to drive small molecules through the discovery engine forward towards clinical trials and it is this aspect of combining science and the creativity in that with the more or less unemotional way of actually using a process to get efficiency. That combination I think is a very strong one and it’s not one that you find in a typical biotech company, so this is just an added value in this combination.

DING DING: Were you referring to your partnership with pharma companies in the past or…?

JÖRN ALDAG: Yes. We’ve had in 2006 short of €70 million of revenues from partnerships with pharma and biotech companies and behind this is a if you want target to IND engine or target to proof of concept engine that has significant industrialised aspects and has professional critical size mass.

DING DING: Great, thank you very much.

OPERATOR: Thank you. We will now move to our next question today from Patrick Fuchs from DZ Bank. Please go ahead.

PATRICK FUCHS, DZ BANK: Hello everybody. I had a question regarding the strategic movement indications we have seen quite prominently with one clinical compound of Renovis inflammation autoimmune disease was one of the indications. You are headlining yourself at the CNS companies so how can we going forward with an inflammation focus? Is it a way to let’s say diversify further developments of risk as CNS has generally a little bit higher failure rate or are you aiming in the short term for example out licence inflammation indications that we’d see in that space there? The second question is and returning again to your very strong commitment to yes, we could do Phase II trials if I remember rightly on the last conference call Mr Aldag you said selectively when there are opportunities for Phase III that are manageable by the company back in August then you would go forward. Is there now a big difference between the statement that you gave in August to now? The last question is what’s your motivation or how strong was the component that showed an interest in Phase II company that Evotec was prior the merger, not to say that you’re less interesting now but in order to be a takeover target would let’s say with €250 million acquisition price, was this protecting from the takeover part of the decision or another point on that? Thank you.

JÖRN ALDAG: Let me answer to the questions and I hope I understood them correctly, it wasn’t very easy to hear you. The first question related to information and would we diversify and do we think that that diversification is the right strategy. I think we have always said that we were developing compounds in CNS and CNS related areas, so what we were saying was we weren’t going from where we are to for example cardiovascular disease which shouldn’t have anything to do with what we’re doing today just to diversify. This diversification here is within the realm of CNS. There is quite a lot of synergies with regard to the science and therefore we see it as a sensible way of actually de-risking our pipeline and looking at a few things that are related to what we have done before. The question of out-licensing isn’t one of out-licensing information or neurodegeneration, the question is it’s more one of NPVs and risk and if someone offers you a price for certain of your programmes be it in information or neurodegeneration or addiction that is higher than what you can conceive to get if you continue to develop with yourself you will out-licence it and we are going to be fairly unemotional about that.

The second question you asked related to is there a difference in strategy with regard to Phase III? No. The strategy has been to make Evotec – and this was my Phase I of our strategy – make Evotec a pure play drug discovery and development company with a strong collaborative emphasis. Phase II in our development is to prove that we can actually churn out Phase II proof of concept products and that may still take some time. We will have five compounds or more in the clinic next year but they will not yet be Phase II and so there is a period of one or two or three years in which we continue to develop proof of concept drugs and were for the larger indications and for generate practitioner markets, this would be out-licensed at some point which is probably around proof of concept, around that area. The question asked “could there be a Phase III in Evotec, a Phase III in terms of corporate development?” Yes it could be but we still have time and what we have to prove first is that we are a reliable source of concept drugs that we can partner and this is where we are and I don’t think that has changed from any statements that we made in August.

The third question regarding M&A, we don’t drive our corporate development base on the question “could we be taken over or not and are we acquiring something that could potentially stop someone from wanting to buy them?” I think if someone wants to buy the company and offers what we perceive to be a fair price that that individual and organization can clearly buy the company and there is the possibility looking at the setup of this company today that this might happen. We believe that the merger between Renovis and Evotec is one of strength that builds a sustainable pipeline with a significant cash position that is required to take this programme to the next stage and therefore we believe we have done something that has created substance and allows us to actually build a standalone biotech company as what I would call a class act.

PATRICK FUCHS: Maybe a last question on financials. Is it fair to assume that we are talking now for the combined entity about an 18-19 million loss company before without including potential out-licensing revenues?

JÖRN ALDAG: We haven’t given any guidance yet and we are engaging into what we call our post-merger integration process. In this we will define which programmes we will prioritise, which programmes we will prioritise for internal development and which ones for out-licensing. That will determine the flow of cash into the company and it will also determine the research budget. At this point in time it’s too early to give you concrete numbers for 2008 and 2009.

PATRICK FUCHS: Ok, thank you.

OPERATOR: Thank you. Christian Peter from Sal Oppenheim has our next question today. Please go ahead.

CHRISTIAN PETER, SAL OPPENHEIM: Yes, hi again. Just a follow-up on financials, could you give already some indication on potential synergies? That’s the first short question, the second one could you perhaps give us an indication on how you allocated the purchase price excluding the 87 million in cash, so the $65 million, how would you allocate this to the different assets and to the different projects? If you could give an indication I’d be grateful, thank you.

JÖRN ALDAG: I would like to answer the second question directly because I cannot give you the answer here on the phone. Regarding potential synergies this clearly is a merger, the purpose of which is not cost-cutting but the purpose of which is combining two very interesting pipelines that we want to continue to take forward and therefore I wouldn’t expect any material changes with regard to the cost positions in the company.

CHRISTIAN PETER: Ok. Maybe just one follow-up if I may, could you give us an idea of the free flow at Renovis just to get some grip on how probable or how you assess the probability of the deal going through?

COREY GOODMAN: I think I heard the question, let me make sure. It sounds like you were asking could I give you a sense from a Renovis perspective of the probability of the deal going through, is that what you wanted to know?

CHRISTIAN PETER: Right.

COREY GOODMAN: We’re very optimistic. Look, it was voted on unanimously by our board of directors. We hope that when we reach out to both our analysts, our shareholders in general that they’re going to hopefully see the same enthusiasm that we do. It does require a shareholder vote and that vote will be in a number of months and we hope between now and then that the majority of our shareholders are convinced as we are that this is the best direction forward for Renovis is to combine with Evotec. So I’m very optimistic, I don’t have any particular worries that way. As I say it was a unanimous decision of the board of directors.

JÖRN ALDAG: The same as the view of the board of directors of Evotec and I think we will continue to work on showing people that this is actually a fantastic combination.

CHRISTIAN PETER: Ok, thank you.

OPERATOR: Thank you. As a reminder ladies and gentlemen, if you wish to ask a question, please press *1 on your telephone keypad. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment.

We will now take our next question today from Megan Hoss from Goldman Sachs. Please go ahead.

MEGAN HOSS, GOLDMAN SACHS: Hi, I just have several questions on the transaction itself. Number one, is there a collar on the ratio? Number two, how much of the shareholder would we need from Renovis or is it just a majority? Then lastly is there a break-up fee?

COREY GOODMAN: Megan, good to talk to you, really good questions. First the exchange ratio, there is no collar and you’ll get a chance I think both in the press release and you’ll see when it gets filed it’s just a straight exchange ratio between Renovis shares and Evotec shares with an exchange ratio of 1.0542. Your second question had to do with shareholder vote, it requires a majority vote of Renovis shareholders. Finally third in terms of the break-up fee, there’s a break-up fee that is reciprocal that goes equally in both directions and if you combine the costs it comes out to $6.5 million.

MEGAN HOSS: Thank you.

OPERATOR: Thank you. We now have a question from David Adlington from Cazenove. Please go ahead.

DAVID ADLINGTON, CAZENOVE: Good afternoon guys, a couple of questions. Firstly there’s clearly been some significant restructuring at Evotec over the last couple of years. I’m just wondering, are we entering a period now of greater stability or should we expect even more transactions going forward?

JÖRN ALDAG: The purpose of the transactions that we did within Evotec had to do with the fact that we wanted to transition to become a pure play discovery and development company with our own pipeline in the collaborative business. It’s a very clear statement, we’re not going to sell anything else, we’re there. This restructuring has been done and we have now the kind of setup that we want to have which means that we are entering into a phase of greater stability. I would not exclude that if there was an opportunity to work on a pipeline enhancement that we would outrightly reject it so there is always a possibility that there may be additional transactions but nothing is concretely planned right now.

DAVID ADLINGTON: Just a couple of follow-ups. Did Renovis talk to any other third parties, potential acquirers?

COREY GOODMAN: Sure, I would be glad to answer that. We’ve gone through really a very thorough process and we’ve been doing this for a number of years. We went through a process where we had external consultants of different kinds helping us back before SAINT II and of course we refocused that after SAINT II and we think we’ve done really a very thorough job for shareholders. I won’t disclose names of course of companies but with the help of a variety of different outside consultants and of course most recently with the help of Cowen we’ve looked at a number of different opportunities, discussed them in detail with our board, really analysed them very carefully and at the end of the day we decided that the combination of Evotec and Renovis was really the ideal combination for our shareholders.

DAVID ADLINGTON: Just to follow-up, I know the technology at Renovis as well but do any of the projects share any of the technology with the NXY-059 programme standalone?

COREY GOODMAN: Good question, no. We are just in the final process of getting that drug and the patents etc back from AstraZeneca but that’s really a standalone programme. What you’ve heard us talk about today are really the drug discovery programmes that we have developed on our own at Renovis and they’re quite different, they’re in very different chemical spaces. They’re not aerial nitrones, so that’s a very separate programme.

DAVID ADLINGTON: From your point of view the NXY-059 programme, is that a dead programme or do you still think that’s got some utility?

COREY GOODMAN: We don’t plan to invest any money ourselves in NXY-059. We do own it, certainly it was a very safe drug with very good animal data and there are some discussions if other people are interested in taking it forward we’re interested in those discussions but we have no plans. We and AstraZeneca both said late last October that we did not plan to take it forward in stroke and if others are interested, we’re all ears.

JÖRN ALDAG: We would like to have one more questions because we have to start moving on and meet investors outside of here. Do we have one more question.

OPERATOR: Thank you. As there are no more questions we will conclude the question and answer session now. Mr Aldag, I would like to turn the call back over to you for any additional or closing remarks.

JÖRN ALDAG: I must repeat what I said in the beginning, I’m pleased, I’m excited, I think we have a lot of work in front of us to combine and integrate. I think the people we’ve met in Renovis are of the type that it will be easy to work with them. There was a good understanding and chemistry. I wish us luck and we’re prepared to bring this to a success.

COREY GOODMAN: Good, and from Renovis’ perspective we’re looking forward to combining the two companies together and I’m looking forward to talking to lots of our shareholders and analysts in the coming hours and days. Thanks very much.

JÖRN ALDAG: Great. Thanks a lot and bye bye.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forwardlooking statements include, but are not limited to, statements about the anticipated benefits of Evotec´s products, the timing of the completion of the transaction between Evotec and Renovis, the anticipated benefits of the business combination transaction involving Evotec and Renovis, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. Evotec and Renovis caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties’ ability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the transaction; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. The risks included above are not exhaustive. The most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional information

Renovis has filed a Current Report on Form 8-K that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.